June 21, 2022

Isabel Rivera/James Lopez

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	WANG & LEE GROUP, Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 20, 2022 CIK No. 0001899658

Dear Ms. Rivera and Messrs Lopez, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 13, 2022. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Form F-1/A filed April 20, 2022

Cover Page

1. We note your response to prior comment 2 and reissue the comment in part. Please revise your disclosure to include a cross-reference to the consolidating schedule and the consolidated financial statements.

Response:

We have revised the Company’s disclosure to include a cross-reference to the page number in the Revised Registration Statement containing the consolidating schedule and consolidated financial statements on page (iv).

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

2. We note your response to prior comment 4 but do not see responsive disclosure. Therefore, we reissue our prior comment. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout your prospectus so that it is clear to investors which entity the disclosure is referencing and

Response:

We have clarified in the section titled “Commonly Used Defined Terms” that the terms “we,” “us,” “our company,” “our,” “the Company” and “W&L” are only to WANG & LEE GROUP, Inc., the British Virgin Islands business company and does not include its subsidiaries, WANG & LEE HOLDINGS, Inc. and WANG & LEE CONTRACTING LIMITED. We have also included a clear statement that investors are investing in the Ordinary Shares of WANG & LEE GROUP, Inc., the British Virgin Islands company on page (i). We have, throughout the Revised Registration Statement, referred to the subsidiaries by their legal names and collectively as “our subsidiaries”.

3. We note your response to prior comment 5 that the Company intends to take advantage of the extended transition period for the implementation of new or revised accounting standards, but do not see the revised disclosure. Please uncheck the relevant box on the cover page or advise.

Response:

We have unchecked the relevant box on the cover page.

Table of Contents, page v

4. We reissue prior comment 6, as you have not removed the statement that you “do not make any representation as to the accuracy of the information” on page v of the prospectus. Please remove this inappropriate disclaimer of responsibility for the information in the prospectus.

Response:

We have removed the words “and we do not make any representation as to the accuracy of the information” on page v of the prospectus.

Prospectus Summary, page 8

5. We note your response to prior comment 7 and reissue the comment in part. Please clarify your disclosure to define “market” and “local market.” In addition, we note that the win/bid rate you provided for your company was a wide range when compared to the higher rate of the competitor whose rate you provide. Please revise to clarify the win/bid rates of competitors or otherwise provide support for your statement that you believe you are a market leader.

Response:

We have defined “market” and “local market” as the “E&M market in HK SAR” on pages 9 and 52. We have replaced the words “market leader” with “significant player” on page 9 to remove any inference that we are ahead of our competitors and as such, it is no longer necessary to provide support that the Company is a market leader.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

6. We note your response to prior comment 9. As it appears that you have revised the disclosure to include a recitation of all of the risk factors listed in your offering, please confirm that these are management’s views with respect to the most significant risk factors. In addition, please provide cross-references to the specific portion of the prospectus where each of your most significant risk factors is located. Refer to Item 503 of Regulation S-K.

Response:

We confirm (and have provided appropriate confirmation in the Revised Registration Statement on page 12) that these are management’s views with respect to the most significant risk factors. Further, in each category of risk factors, we have provided cross-references at the end of each sub-section of risk factors, with the appropriate page numbers in the Revised Registration Statement, to where a more elaborate disclosure of the risk factors can be found.

7. We note your revised disclosure and response to prior comment 11. Please revise the statement that the “[c]ompany relies on dividends paid by its subsidiaries” to specifically identify the entity/entities constituting “the [c]ompany” as well as the identity of the “subsidiaries.” Clarify if any of the entities or subsidiaries operate outside of China and Hong Kong.

Response:

We have revised the section on page 14 to identify the entity/entities constituting “the [c]ompany” as well as the identity of the “subsidiaries.” We have also identified WANG & LEE CONTRACTING LIMITED as the only entity operating in Hong Kong.

Please also refer to our response to comment 2 above where we have clarified in the section titled “Commonly Used Defined Terms” that the terms “we,” “us,” “our company,” “our,” “the Company” and “W&L” are only to WANG & LEE GROUP, Inc., the British Virgin Islands business company and does not include its subsidiaries, WANG & LEE HOLDINGS, Inc. and WANG & LEE CONTRACTING LIMITED.

8. We note your response to prior comment 12. Please provide a discussion of the nature and extent of the work you conducted for the theme parks you highlight, in order to provide investors with insights into an example of work you conduct for your customers.

Response:

We have inserted disclosure on pages 9, 51, and 65 that WANG & LEE CONTRACTING LIMITED carried out various low voltage electrical work for the theme parks, such as installation of emergency power supply system, lighting, etc.

Risk Factors, page 19

9. We note your response to prior comment 18 and reissue the comment in part. Within the revised risk factor on page 42 of the prospectus or in another risk factor, please discuss the most significant differences in corporate governance practices.

Response:

We have inserted a new risk factor, “We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 (the Exchange Act”), and as such we are exempt from certain provisions applicable to U.S. domestic public companies” on page 43.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

10. We note your response to prior comment 19 and reissue the comment in part. Please include a discussion of your expected remediation plan following the consummation of this offering, including the expected timing of such activities and any material costs you expect to incur.

Response:

We had previously disclosed that the Company plans to shore up its internal controls by hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable Securities and Exchange Commission requirements within six months of completion of its offering. We have added that the Company has budgeted $500,000 from the offering proceeds to improve its internal controls.

Use of Proceeds, page 46

11. We note your response to prior comment 21. Given your disclosure regarding the intended acquisition of floor space and the special machinery required by the workshop, please describe the costs associated with this endeavor, including whether any assets will be purchased from affiliates of your company or their associates. If any assets will be acquired from affiliates of your company or their associates, please disclose who the assets will be acquired from and how the cost of the assets will be determined. Refer to Item 3(C)(2) of Form 20-F.

Response:

The costs associated with the workshop will include furnishing expenses for the workshop, the labor cost for a specialist in MVAC BMS and special machinery costs. This workshop will require brand new machinery/assets, which will not be purchased from the affiliates of the Company but will be purchased directly from the supplier. Please refer to the added disclosures on page 46.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

12. We note your response to prior comment 23 and reissue the comment in part. Please expand your disclosure to explain the significant changes for each of your business operations during each of the periods presented, including for the years ended December 31, 2020 and 2019. Refer to Item 5(A) of Form 20-F and Section III(D) of SEC Interpretive Release 33-6835.

Response:

We have updated the Management’s Discussion and Analysis of Financial Condition and Results of Operations to include discussions for the year ended December 31, 2021. However, where appropriate, we have included discussion to explain the significant changes in some of the Company’s segments of business.

13. We note your response to prior comment 24 and reissue the comment in part. Please revise to further clarify the specific impact of the material trends and “headwinds” on your current and expected operations, including the basis for management’s statement that it “remains optimistic in the forecast” following news reports of Hong Kong’s extensive lockdowns to contain the spread of COVID-19 in 2022.

Response:

Responsive to the Staff’s comments, we have explained why the Company remains optimistic in its forecast despite “headwinds” on its current and expected operations on page 57. Additionally, we have specifically addressed the real impact of lockdowns and remedial measures implemented by the Company to remediate the impact of COVID-19.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

14. We note your response to prior comment 27. You continue to include a large number of third party websites with detailed industry and other information. Please revise each cite to clarify what data or other information, if any, you believe is important for investors. Note that required material information should be included in the registration statement. Revise to remove disclosure suggesting that material information is omitted or incorporated by reference from the articles and websites referenced in the filing.

Response:

We have reviewed and consulted with the Company and have been assured that pertinent sections from each of these third-party websites have been reproduced in the registration statement. There are no disclosures in the registration statement suggesting material information is omitted or incorporated by reference.

Business, page 68

15. We note your response to prior comment 30 and reissue the comment. Please revise to clearly identify the material regulations that affect you and describe in plain language the material effects of such government regulations on your business. For example, in the discussion on pages 83 and 84 regarding the Registered Minor Works Contractor regulations, your disclosure on Wang & Lee Contracting Limited does not specifically highlight which risk categories fall within the scope of the company.

Response:

Responsive to the Staff’s comment, we have, under each iteration of the relevant laws and regulations, explained the applicability of such laws and regulations to the Company’s business.

Management, page 100

16. We note your response to prior comment 31 and reissue the comment in part. Please revise this section to clarify each of the executive officers’ business experience. Refer to Item 6(A) of Form 20-F.

Response:

We have revised under our officers’ biographies to highlight their unique business experience and skillset essential to the Company’s success.

Related Party Transactions, page 100

17. We note your response to prior comment 33 and reissue the comment in part. Please name the director(s) involved in the loans. Refer to Item 7(B) of Form 20-F.

Response:

We have named the director involved in the loans. Please note that through present date, the Company only has one director.

Underwriting, page 123

18. We note your response to prior comment 34 that there has been agreement between the parties to forgo granting the underwriters an over-allotment option and underwriter warrants. We note lingering references in the Underwriting and Use of Proceeds sections to the over-allotment option. Please revise or advise.

Response:

We have removed references to the over-allotment option.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

General

19. We note your response to prior comment 38 and reissue the comment, as we have not found any responsive disclosure. Please consider including page number references in your response letter keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

Response:

We have revised the tables in Management’s Discussion and Analysis on page 53 and elsewhere to clarify the currency presented and where appropriate, equivalent figures clarifying the exchange rate. We have also, where possible, provided page number references in this response letter keying each response to the page of the filing where the responsive disclosure can be found.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW